Exhibit 99.4

WIPRO LIMITED AND SUBSIDIARIES

INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS UNDER IFRS

AS AT AND FOR THE THREE MONTHS AND YEAR ENDED MARCH 31, 2023

WIPRO LIMITED AND SUBSIDIARIES

INTERIM CONDENSED CONSOLIDATED STATEMENT OF FINANCIAL POSITION

(₹ in millions, except share and per share data, unless otherwise stated)

	Notes	As at March 31, 2022	As at March 31, 2023
				Convenience translation into US dollar in millions (unaudited) Refer to Note 2(iii)
ASSETS
Goodwill	6	246,989	307,970	3,747
Intangible assets	6	43,555	43,045	524
Property, plant and equipment	4	90,898	88,659	1,079
Right-of-Use assets	5	18,870	18,702	228
Financial assets
Derivative assets	17	6	29	^
Investments	8	19,109	20,720	252
Trade receivables		4,765	863	11
Other financial assets	11	6,084	6,330	77
Investments accounted for using the equity method		774	780	9
Deferred tax assets		2,298	2,100	26
Non-current tax assets		10,256	11,922	145
Other non-current assets	12	14,826	13,606	166

Total non-current assets		458,430	514,726	6,264

Inventories	9	1,334	1,188	14
Financial assets
Derivative assets	17	3,032	1,844	22
Investments	8	241,655	309,232	3,762
Cash and cash equivalents	10	103,836	91,880	1,118
Trade receivables		115,219	126,350	1,537
Unbilled receivables		60,809	60,515	736
Other financial assets	11	42,914	9,096	111
Contract assets		20,647	23,001	280
Current tax assets		2,373	5,091	62
Other current assets	12	28,933	32,899	400

Total current assets		620,752	661,096	8,042

TOTAL ASSETS		1,079,182	1,175,822	14,306

EQUITY
Share capital		10,964	10,976	134
Share premium		1,566	3,689	45
Retained earnings		551,252	660,964	8,042
Share-based payment reserve		5,258	5,632	69
Special Economic Zone re-investment reserve		47,061	46,803	569
Other components of equity		42,057	53,100	646

Equity attributable to the equity holders of the Company		658,158	781,164	9,505
Non-controlling interests		515	589	7

TOTAL EQUITY		658,673	781,753	9,512

LIABILITIES
Financial liabilities
Loans and borrowings	13	56,463	61,272	745
Lease liabilities		15,177	15,953	194
Derivative liabilities	17	48	179	2
Other financial liabilities	14	2,961	2,649	32
Deferred tax liabilities		12,141	15,153	184
Non-current tax liabilities		17,818	21,777	265
Other non-current liabilities	15	7,571	9,333	114
Provisions	16	1	^	^

Total non-current liabilities		112,180	126,316	1,536

Financial liabilities
Loans, borrowings and bank overdrafts	13	95,233	88,821	1,081
Lease liabilities		9,056	8,620	105
Derivative liabilities	17	585	2,825	34
Trade payables and accrued expenses		94,477	89,054	1,084
Other financial liabilities	14	33,110	4,141	50
Contract liabilities		27,915	22,682	276
Current tax liabilities		13,231	18,846	229
Other current liabilities	15	31,951	30,215	368
Provisions	16	2,771	2,549	31

Total current liabilities		308,329	267,753	3,258

TOTAL LIABILITIES		420,509	394,069	4,794

TOTAL EQUITY AND LIABILITIES		1,079,182	1,175,822	14,306

^ Value is less than 1

The accompanying notes form an integral part of these interim condensed consolidated financial statements

As per our report of even date attached	For and on behalf of the Board of Directors

for Deloitte Haskins & Sells LLP	Rishad A. Premji	Deepak M. Satwalekar	Thierry Delaporte
Chartered Accountants	Chairman	Director	Chief Executive Officer and
Firm Registration No: 117366W/W - 100018			Managing Director

Anand Subramanian	Jatin Pravinchandra Dalal		M. Sanaulla Khan
Partner	Chief Financial Officer		Company Secretary
Membership No. 110815

Bengaluru
April 27, 2023

WIPRO LIMITED AND SUBSIDIARIES

INTERIM CONDENSED CONSOLIDATED STATEMENT OF INCOME

(₹ in millions, except share and per share data, unless otherwise stated)

		Three months ended March 31,			Year ended March 31,
	Notes	2022	2023	2023	2022	2023	2023
				Convenience translation into US dollar in millions (unaudited) Refer to Note 2(iii)			Convenience translation into US dollar in millions (unaudited) Refer to Note 2(iii)
Revenues	20	208,600	231,903	2,822	790,934	904,876	11,011
Cost of revenues	21	(147,965)	(162,738)	(1,980)	(555,872)	(645,446)	(7,853)

Gross profit		60,635	69,165	842	235,062	259,430	3,158
Selling and marketing expenses	21	(14,078)	(16,906)	(206)	(54,935)	(65,157)	(793)
General and administrative expenses	21	(12,528)	(15,672)	(191)	(46,382)	(59,139)	(720)
Foreign exchange gains/(losses), net	23	1,075	990	12	4,355	4,472	54
Other operating income	26	7	—	—	2,186	—	—

Results from operating activities		35,111	37,577	457	140,286	139,606	1,699
Finance expenses	22	(1,717)	(2,860)	(35)	(5,325)	(10,077)	(123)
Finance and other income	23	3,946	5,463	67	16,257	18,185	222
Share of net profit/ (loss) of associates accounted for using the equity method		(16)	4	^	57	(57)	(1)

Profit before tax		37,324	40,184	489	151,275	147,657	1,797
Income tax expense	19	(6,399)	(9,249)	(113)	(28,946)	(33,992)	(414)

Profit for the period		30,925	30,935	376	122,329	113,665	1,383

Profit attributable to:
Equity holders of the Company		30,873	30,745	374	122,191	113,500	1,381
Non-controlling interests		52	190	2	138	165	2

Profit for the period		30,925	30,935	376	122,329	113,665	1,383

Earnings per equity share:	24
Attributable to equity holders of the Company
Basic		5.64	5.61	0.07	22.35	20.73	0.25
Diluted		5.63	5.60	0.07	22.29	20.68	0.25
Weighted average number of equity shares used in computing earnings per equity share
Basic		5,470,020,412	5,481,366,536	5,481,366,536	5,466,705,840	5,477,466,573	5,477,466,573
Diluted		5,486,955,729	5,489,878,685	5,489,878,685	5,482,083,438	5,488,991,175	5,488,991,175

^	Value is less than 1

The accompanying notes form an integral part of these interim condensed consolidated financial statements

As per our report of even date attached	For and on behalf of the Board of Directors

for Deloitte Haskins & Sells LLP	Rishad A. Premji	Deepak M. Satwalekar	Thierry Delaporte
Chartered Accountants	Chairman	Director	Chief Executive Officer and
Firm Registration No: 117366W/W - 100018			Managing Director

Anand Subramanian	Jatin Pravinchandra Dalal		M. Sanaulla Khan
Partner	Chief Financial Officer		Company Secretary
Membership No. 110815

Bengaluru
April 27, 2023

WIPRO LIMITED AND SUBSIDIARIES

INTERIM CONDENSED CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME

(₹ in millions, except share and per share data, unless otherwise stated)

	Three months ended March 31,			Year ended March 31,
	2022	2023	2023	2022	2023	2023
			Convenience translation into US dollar in millions (unaudited) Refer to Note 2(iii)			Convenience translation into US dollar in millions (unaudited) Refer to Note 2(iii)
Profit for the period	30,925	30,935	376	122,329	113,665	1,383

Other comprehensive income (OCI)
Items that will not be reclassified to profit or loss in subsequent periods
Remeasurements of the defined benefit plans, net	1,074	(427)	(5)	399	(50)	(1)
Net change in fair value of investment in equity instruments measured at fair value through OCI	462	(305)	(4)	8,710	705	9

	1,536	(732)	(9)	9,109	655	8

Items that will be reclassified to profit or loss in subsequent periods
Foreign currency translation differences	4,284	(833)	(10)	4,121	16,590	202
Reclassification of foreign currency translation differences on sale of investment in associates and liquidation of subsidiaries to statement of income	(7)	(17)	^	(158)	(133)	(2)
Net change in time value of option contracts designated as cash flow hedges	(26)	839	10	139	(180)	(2)
Net change in intrinsic value of option contracts designated as cash flow hedges	(23)	(117)	(1)	(100)	(212)	(3)
Net change in fair value of forward contracts designated as cash flow hedges	(1,069)	1,362	17	(292)	(2,488)	(30)
Net change in fair value of investment in debt instruments measured at fair value through OCI	(224)	218	3	(1,219)	(3,137)	(38)

	2,935	1,452	19	2,491	10,440	127

Total other comprehensive income, net of taxes	4,471	720	10	11,600	11,095	135

Total comprehensive income for the period	35,396	31,655	386	133,929	124,760	1,518

Total comprehensive income attributable to:
Equity holders of the Company	35,321	31,463	384	133,742	124,543	1,515
Non-controlling interests	75	192	2	187	217	3

	35,396	31,655	386	133,929	124,760	1,518

^	Value is less than 1

The accompanying notes form an integral part of these interim condensed consolidated financial statements

As per our report of even date attached	For and on behalf of the Board of Directors

for Deloitte Haskins & Sells LLP	Rishad A. Premji	Deepak M. Satwalekar	Thierry Delaporte
Chartered Accountants	Chairman	Director	Chief Executive Officer and
Firm Registration No: 117366W/W - 100018			Managing Director

Anand Subramanian	Jatin Pravinchandra Dalal		M. Sanaulla Khan
Partner	Chief Financial Officer		Company Secretary
Membership No. 110815

Bengaluru
April 27, 2023

WIPRO LIMITED AND SUBSIDIARIES

INTERIM CONDENSED CONSOLIDATED STATEMENT OF CHANGES IN EQUITY

(₹ in millions, except share and per share data, unless otherwise stated)

							Other components of equity
Particulars	Number of shares (1)	Share capital, fully paid-up	Share premium	Retained earnings	Share- based payment reserve	Special Economic Zone re-investment reserve	Foreign currency translation reserve (2)	Cash flow hedging reserve	Other reserves (2)	Equity attributable to the equity holders of the Company	Non-controlling interests	Total equity
As at April 1, 2021	5,479,138,555	10,958	714	466,692	3,071	41,154	22,936	1,730	5,840	553,095	1,498	554,593
Comprehensive income for the year
Profit for the year	—	—	—	122,191	—	—	—	—	—	122,191	138	122,329
Other comprehensive income	—	—	—	—	—	—	3,914	(253)	7,890	11,551	49	11,600

Total comprehensive income for the year	—	—	—	122,191	—	—	3,914	(253)	7,890	133,742	187	133,929

Issue of equity shares on exercise of options	2,931,560	6	852	—	(852)	—	—	—	—	6	—	6
Issue of shares by controlled trust on exercise of options (1)	—	—	—	1,071	(1,071)	—	—	—	—	—	—	—
Compensation cost related to employee share-based payment	—	—	—	9	4,110	—	—	—	—	4,119	—	4,119
Transferred to special economic zone reinvestment reserve	—	—	—	(5,907)	—	5,907	—	—	—	—	—	—
Dividend	—	—	—	(32,804)	—	—	—	—	—	(32,804)	(1,135)	(33,939)
Others	—	—	—	—	—	—	—	—	—	—	(35)	(35)

Other transactions for the year	2,931,560	6	852	(37,631)	2,187	5,907	—	—	—	(28,679)	(1,170)	(29,849)

As at March 31, 2022	5,482,070,115	10,964	1,566	551,252	5,258	47,061	26,850	1,477	13,730	658,158	515	658,673

(1)

Includes 14,689,729 treasury shares held as at March 31, 2022 by a controlled trust. 4,711,486 shares have been transferred by the controlled trust to eligible employees on exercise of options during the year ended March 31, 2022.

(2)	Refer to Note 18

WIPRO LIMITED AND SUBSIDIARIES

INTERIM CONDENSED CONSOLIDATED STATEMENT OF CHANGES IN EQUITY

(₹ in millions, except share and per share data, unless otherwise stated)

							Other components of equity
Particulars	Number of shares (1)	Share capital, fully paid-up	Share premium	Retained earnings	Share- based payment reserve	Special Economic Zone re-investment reserve	Foreign currency translation reserve (2)	Cash flow hedging reserve	Other reserves (2)	Equity attributable to the equity holders of the Company	Non-controlling interests	Total equity
As at April 1, 2022	5,482,070,115	10,964	1,566	551,252	5,258	47,061	26,850	1,477	13,730	658,158	515	658,673
Adjustment on adoption of amendments to IAS 37		—	—	(51)	—	—	—	—	—	(51)	—	(51)
Adjusted balance as at April 1, 2022	5,482,070,115	10,964	1,566	551,201	5,258	47,061	26,850	1,477	13,730	658,107	515	658,622
Comprehensive income for the year
Profit for the year	—	—	—	113,500	—	—	—	—	—	113,500	165	113,665
Other comprehensive income	—	—	—	—	—	—	16,405	(2,880)	(2,482)	11,043	52	11,095

Total comprehensive income for the year	—	—	—	113,500	—	—	16,405	(2,880)	(2,482)	124,543	217	124,760

Issue of equity shares on exercise of options	5,847,626	12	2,123	—	(2,123)	—	—	—	—	12	—	12
Dividend	—	—	—	(5,477)	—	—	—	—	—	(5,477)	—	(5,477)
Issue of shares by controlled trust on exercise of options (1)	—	—	—	1,472	(1,472)	—	—	—	—	—	—	—
Compensation cost related to employee share-based payment	—	—	—	10	3,969	—	—	—	—	3,979	—	3,979
Transferred from special economic zone re-investment reserve	—	—	—	258	—	(258)	—	—	—	—	—	—
Others	—	—	—	—	—	—	—	—	—	—	(143)	(143)

Other transactions for the year	5,847,626	12	2,123	(3,737)	374	(258)	—	—	—	(1,486)	(143)	(1,629)

As at March 31, 2023	5,487,917,741	10,976	3,689	660,964	5,632	46,803	43,255	(1,403)	11,248	781,164	589	781,753

Convenience translation into US dollar in millions (unaudited) Refer to Note 2(iii)		134	45	8,042	69	569	526	(17)	137	9,505	7	9,512

(1)

Includes 9,895,836 treasury shares held as at March 31, 2023 by a controlled trust. 4,793,893 shares have been transferred by the controlled trust to eligible employees on exercise of options during the year ended March 31, 2023.

(2)	Refer to Note 18

The accompanying notes form an integral part of these interim condensed consolidated financial statements

As per our report of even date attached	For and on behalf of the Board of Directors

for Deloitte Haskins & Sells LLP	Rishad A. Premji	Deepak M. Satwalekar	Thierry Delaporte
Chartered Accountants	Chairman	Director	Chief Executive Officer and
Firm Registration No: 117366W/W - 100018			Managing Director

Anand Subramanian	Jatin Pravinchandra Dalal		M. Sanaulla Khan
Partner	Chief Financial Officer		Company Secretary
Membership No. 110815

Bengaluru
April 27, 2023

WIPRO LIMITED AND SUBSIDIARIES

INTERIM CONDENSED CONSOLIDATED STATEMENT OF CASH FLOWS

(₹ in millions, except share and per share data, unless otherwise stated)

	Year ended March 31,
	2022	2023	2023
			Convenience translation into US dollar in millions (unaudited) Refer to Note 2(iii)
Cash flows from operating activities
Profit for the year	122,329	113,665	1,383
Adjustments to reconcile profit for the year to net cash generated from operating activities
Gain on sale of property, plant and equipment, net	(313)	(89)	(1)
Depreciation, amortization and impairment expense	30,911	33,402	406
Unrealized exchange (gain)/loss, net and exchange (gain)/loss on borrowings	(1,021)	152	2
Share-based compensation expense	4,110	3,969	48
Share of net (profit)/loss of associates accounted for using equity method	(57)	57	1
Income tax expense	28,946	33,992	414
Finance and other income, net of finance expenses	(9,447)	(8,108)	(99)
(Gain)/loss from sale of business and investment accounted for using the equity method	(2,186)	6	^
Gain on derecognition of contingent consideration payable	(301)	(1,671)	(20)
Changes in operating assets and liabilities, net of effects from acquisitions
Trade receivables	(11,833)	(985)	(12)
Unbilled receivables and contract assets	(31,396)	1,558	19
Inventories	(256)	162	2
Other assets	(6,530)	1,055	13
Trade payables, accrued expenses, other liabilities and provisions	9,695	(9,824)	(120)
Contract liabilities	3,832	(6,522)	(79)

Cash generated from operating activities before taxes	136,483	160,819	1,957
Income taxes paid, net	(25,686)	(30,218)	(368)

Net cash generated from operating activities	110,797	130,601	1,589

Cash flows from investing activities
Payment for purchase of property, plant and equipment	(20,153)	(14,834)	(180)
Proceeds from disposal of property, plant and equipment	736	546	7
Payment for purchase of investments	(1,015,486)	(806,632)	(9,814)
Proceeds from sale of investments	953,735	740,885	9,014
Proceeds from/(payment into) restricted interim dividend account	(27,410)	27,410	333
Payment for business acquisitions including deposits and escrow, net of cash acquired	(129,846)	(45,566)	(554)
Proceeds from sale of investment accounted for using the equity method	1,652	—	—
Proceeds from sale of business, net of cash	—	11	^
Interest received	12,275	14,112	172
Dividend received	2	3	^

Net cash used in investing activities	(224,495)	(84,065)	(1,022)

Cash flows from financing activities
Proceeds from issuance of equity shares and shares pending allotment	6	12	^
Repayment of loans and borrowings	(191,810)	(168,910)	(2,055)
Proceeds from loans and borrowings	260,120	161,034	1,959
Payment of lease liabilities	(9,730)	(9,711)	(118)
Payment for deferred contingent consideration	(309)	(1,784)	(22)
Interest and finance expenses paid	(5,089)	(8,708)	(106)
Payment of dividend	(5,467)	(32,814)	(399)
Payment of dividend to non-controlling interests holders	(1,135)	—	—

Net cash generated from/(used in) financing activities	46,586	(60,881)	(741)

Net decrease in cash and cash equivalents during the year	(67,112)	(14,345)	(174)
Effect of exchange rate changes on cash and cash equivalents	1,282	2,373	29
Cash and cash equivalents at the beginning of the year	169,663	103,833	1,263

Cash and cash equivalents at the end of the year (Note 10)	103,833	91,861	1,118

^ Value is less than 1

The accompanying notes form an integral part of these interim condensed consolidated financial statements

As per our report of even date attached	For and on behalf of the Board of Directors

for Deloitte Haskins & Sells LLP	Rishad A. Premji	Deepak M. Satwalekar	Thierry Delaporte
Chartered Accountants	Chairman	Director	Chief Executive Officer and
Firm Registration No: 117366W/W - 100018			Managing Director

Anand Subramanian	Jatin Pravinchandra Dalal		M. Sanaulla Khan
Partner	Chief Financial Officer		Company Secretary
Membership No. 110815

Bengaluru
April 27, 2023

WIPRO LIMITED AND SUBSIDIARIES

NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(₹ in millions, except share and per share data, unless otherwise stated)

1. The Company overview

Wipro Limited (“Wipro” or the “Parent Company”), together with its subsidiaries and controlled trusts (collectively, “we”, “us”, “our”, “the Company” or the “Group”) is a global information technology (“IT”), consulting and business process services (“BPS”) company.

Wipro is a public limited company incorporated and domiciled in India. The address of its registered office is Wipro Limited, Doddakannelli, Sarjapur Road, Bengaluru – 560 035, Karnataka, India. The Company has its primary listing with BSE Ltd. and National Stock Exchange of India Limited. The Company’s American Depository Shares (“ADS”) representing equity shares are also listed on the New York Stock Exchange.

The Company’s Board of Directors authorized these interim condensed consolidated financial statements for issue on April 27, 2023.

2. Basis of preparation of interim condensed consolidated financial statements

(i) Statement of compliance and basis of preparation

These interim condensed consolidated financial statements have been prepared in compliance with IAS 34, “Interim Financial Reporting”, as issued by the International Accounting Standards Board (“IASB”). Selected explanatory notes are included to explain events and transactions that are significant to understand the changes in financial position and performance of the Company since the last annual consolidated financial statements as at and for the year ended March 31, 2022. These interim condensed consolidated financial statements do not include all the information required for full annual financial statements prepared in accordance with International Financial Reporting Standards and its interpretations (“IFRS”).

The interim condensed consolidated financial statements correspond to the classification provisions contained in IAS 1 (revised), “Presentation of Financial Statements”. For clarity, various items are aggregated in the interim condensed consolidated statements of income and interim condensed consolidated statements of financial position. These items are disaggregated separately in the notes to the financial statement, where applicable. The accounting policies have been consistently applied to all periods presented in these interim condensed consolidated financial statements except for the adoption of new accounting standards, amendments and interpretations effective from April 1, 2022.

All amounts included in the interim condensed consolidated financial statements are reported in millions of Indian rupees (₹ in millions) except share and per share data, unless otherwise stated. Due to rounding off, the numbers presented throughout the document may not add up precisely to the totals and percentages may not precisely reflect the absolute figures. Previous period figures have been regrouped/rearranged, wherever necessary.

(ii) Basis of measurement

These interim condensed consolidated financial statements have been prepared on a historical cost convention and on an accrual basis, except for the following material items which have been measured at fair value as required by relevant IFRS:

a.	Derivative financial instruments;

b.	Financial instruments classified as fair value through other comprehensive income or fair value through profit or loss;

c.	The defined benefit liability/(asset) recognized as the present value of defined benefit obligation less fair value of plan assets; and

d.	Contingent consideration.

(iii) Convenience translation (unaudited)

The accompanying interim condensed consolidated financial statements have been prepared and reported in Indian rupees, the functional currency of the Parent Company. Solely for the convenience of the readers, the interim condensed consolidated financial statements as at and for the three months and year ended March 31, 2023, have been translated into United States dollars at the certified foreign exchange rate of US$1 = ₹ 82.19 as published by Federal Reserve Board of Governors on March 31, 2023. No representation is made that the Indian rupee amounts have been, could have been or could be converted into United States dollars at such a rate or any other rate. Due to rounding off, the translated numbers presented throughout the document may not add up precisely to the totals.

(iv) Use of estimates and judgment

The preparation of the interim condensed consolidated financial statements in conformity with IFRS requires the management to make judgments, accounting estimates and assumptions that affect the application of accounting policies and the reported amounts of assets, liabilities, income and expenses. Accounting estimates are monetary amounts in the interim condensed consolidated financial statements that are subject to measurement uncertainty. An accounting policy may require items in the interim condensed consolidated financial statements to be measured at monetary amounts that cannot be observed directly and must instead be estimated. In such a case, management develops an accounting estimate to achieve the objective set out by the accounting policy. Developing accounting estimates involves the use of judgements or assumptions based on the latest available and reliable information. Actual results may differ from those accounting estimates.

Accounting estimates and underlying assumptions are reviewed on an ongoing basis. Changes to accounting estimates are recognized in the period in which the estimates are changed and in any future periods affected. In particular, information about material areas of estimation, uncertainty and critical judgments in applying accounting policies that have material effect on the amounts recognized in the interim condensed consolidated financial statements are included in the following notes:

a)

Revenue recognition: The Company applies judgement to determine whether each product or service promised to a customer is capable of being distinct, and is distinct in the context of the contract, if not, the promised product or service is combined and accounted as a single performance obligation. The Company allocates the arrangement consideration to separately identifiable performance obligation deliverables based on their relative stand-alone selling price. In cases where the Company is unable to determine the stand-alone selling price the Company uses expected cost-plus margin approach in estimating the stand-alone selling price. The Company uses the percentage of completion method using the input (cost expended) method to measure progress towards completion in respect of fixed price contracts. Percentage of completion method accounting relies on estimates of total expected contract revenue and costs. This method is followed when reasonably dependable estimates of the revenues and costs applicable to various elements of the contract can be made. Key factors that are reviewed in estimating the future costs to complete include estimates of future labor costs and productivity efficiencies. Because the financial reporting of these contracts depends on estimates that are assessed continually during the term of these contracts, revenue recognized, profit and timing of revenue for remaining performance obligations are subject to revisions as the contract progresses to completion. When estimates indicate that a loss will be incurred, the loss is provided for in the period in which the loss becomes probable. Volume discounts are recorded as a reduction of revenue. When the amount of discount varies with the levels of revenue, volume discount is recorded based on estimate of future revenue from the customer.

b)

Impairment testing: Goodwill recognized on business combination is tested for impairment at least annually and when events occur or changes in circumstances indicate that the recoverable amount of goodwill or a cash generating unit to which goodwill pertains, is less than the carrying value. The Company assesses acquired intangible assets with finite useful life for impairment whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. The recoverable amount of an asset or a cash generating unit is higher of value-in-use and fair value less cost of disposal. The calculation of value in use of an asset or a cash generating unit involves use of significant estimates and assumptions which include turnover, growth rates and net margins used to calculate projected future cash flows, risk-adjusted discount rate, future economic and market conditions.

c)	Income taxes: The major tax jurisdictions for the Company are India and the United States of America.

Significant judgments are involved in determining the provision for income taxes including judgment on whether tax positions are probable of being sustained in tax assessments. A tax assessment can involve complex issues, which can only be resolved over extended time periods.

Deferred tax is recorded on temporary differences between the tax bases of assets and liabilities and their carrying amounts, at the rates that have been enacted or substantively enacted at the reporting date. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable profits during the periods in which those temporary differences and tax loss carry-forwards become deductible. The Company considers expected reversal of deferred tax liabilities and projected future taxable income in making this assessment. The amount of deferred tax assets considered realizable, however, could reduce in the near term if estimates of future taxable income during the carry-forward period are reduced.

d)

Business combinations: In accounting for business combinations, judgment is required to assess whether an identifiable intangible asset is to be recorded separately from goodwill. Additionally, estimating the acquisition date fair value of the identifiable assets acquired (including useful life estimates), liabilities assumed, and contingent consideration assumed involves management judgment. These measurements are based on information available at the acquisition date and are based on expectations and assumptions that have been deemed reasonable by management. Changes in these judgments, estimates, and assumptions can materially affect the results of operations.

e)

Defined benefit plans and compensated absences: The cost of the defined benefit plans, compensated absences and the present value of the defined benefit obligations are based on actuarial valuation using the projected unit credit method. An actuarial valuation involves making various assumptions that may differ from actual developments in the future. These include the determination of the discount rate, future salary increases and mortality rates. Due to the complexities involved in the valuation and its long-term nature, a defined benefit obligation is highly sensitive to changes in these assumptions. All assumptions are reviewed at each reporting date.

f)

Expected credit losses on financial assets: The impairment provisions of financial assets are based on assumptions about risk of default and expected timing of collection. The Company uses judgment in making these assumptions and selecting the inputs to the expected credit loss calculation based on the Company’s history of collections, customer’s creditworthiness, existing market conditions as well as forward looking estimates at the end of each reporting period.

g)

Provisions and contingent liabilities: The Company estimates the provisions that have present obligations as a result of past events and it is probable that outflow of resources will be required to settle the obligations. These provisions are reviewed at the end of each reporting date and are adjusted to reflect the current best estimates.

The Company uses significant judgement to disclose contingent liabilities. Contingent liabilities are disclosed when there is a possible obligation arising from past events, the existence of which will be confirmed only by the occurrence or non-occurrence of one or more uncertain future events not wholly within the control of the Company or a present obligation that arises from past events where it is either not probable that an outflow of resources will be required to settle the obligation or a reliable estimate of the amount cannot be made. Contingent assets are neither recognized nor disclosed in the financial statements.

3. Material accounting policy information

Please refer to the Company’s Annual report for the year ended March 31, 2022, for a discussion of the Company’s other material accounting policy information except for the adoption of new accounting standards, amendments and interpretations effective on or after April 1, 2022.

New amendment adopted by the Company effective from April 1, 2022:

Amendments to IAS 37 – Onerous Contracts – Cost of Fulfilling a Contract

On May 14, 2020, the IASB issued “Onerous Contracts — Cost of Fulfilling a Contract (Amendments to IAS 37)”, amending the standard regarding costs a company should include as the cost of fulfilling a contract when assessing whether a contract is onerous. The amendment specifies that the “cost of fulfilling” a contract comprises the “costs that relate directly to the contract”. Costs that relate directly to a contract can either be incremental costs of fulfilling that contract or an allocation of other costs that relate directly to fulfilling contracts. The adoption of this amendment has resulted in a reduction of ₹ 51 in opening retained earnings, primarily due to allocation of other costs that relate directly to fulfilling contracts.

New amendments not yet adopted:

Certain new standards, amendments to standards and interpretations are not yet effective for annual periods beginning after April 1, 2022 and have not been applied in preparing these interim condensed consolidated financial statements. New standards, amendments to standards and interpretations that could have potential impact on the interim condensed consolidated financial statements of the Company are:

Amendments to IAS 12 – “Income Taxes”

On May 7, 2021, the IASB amended IAS 12 “Income Taxes” and published ‘Deferred Tax related to Assets and Liabilities arising from a Single Transaction (Amendments to IAS 12)’ that clarify how companies account for deferred tax on transactions such as leases and decommissioning obligations. In specified circumstances, companies are exempt from recognizing deferred tax when they recognize assets or liabilities for the first time. The amendments clarify that this exemption does not apply to transactions such as leases and decommissioning obligations and companies are required to recognize deferred tax on such transactions. These amendments are effective for annual reporting periods beginning on or after January 1, 2023 and are to be applied retrospectively, with earlier application permitted. The adoption of amendments to IAS 12 is not expected to have any material impact on the interim condensed consolidated financial statements.

Amendments to IAS 1 – Presentation of Financial Statements

On January 23, 2020, the IASB issued “Classification of liabilities as Current or Non-Current (Amendments to IAS 1)” providing a more general approach to the classification of liabilities under IAS 1 based on the contractual arrangement in place at the reporting date. The amendments aim to promote consistency in applying the requirements by helping companies to determine whether, in the statement of financial position, debt and other liabilities with an uncertain settlement date should be classified as current (due or potentially due to be settled within one year) or non-current. The amendments also clarified the classification requirements for debt a company might settle by converting it into equity. These amendments are effective for annual reporting periods beginning on or after January 1, 2023, and are to be applied retrospectively, with earlier application permitted. The adoption of amendments to IAS 1 is not expected to have any material impact on the interim condensed consolidated financial statements.

Amendments to IAS 1 – Presentation of Financial Statements

On October 31, 2022, IASB issued ‘Non-current Liabilities with Covenants (Amendments to IAS 1)’. The amendments specify that covenants to be complied with after the reporting date do not affect the classification of debt as current or non-current at the reporting date. Instead, the amendments require a company to disclose information about these covenants in the notes to the financial statements. The amendments are effective for reporting periods beginning on or after January 1, 2024, with earlier application permitted. The adoption of these amendments to IAS 1 are not expected to have any material impact on the interim condensed consolidated financial statements.

Amendments to IFRS 16 – Leases

On September 22, 2022, IASB issued ‘Lease Liability in a Sale and Leaseback (Amendments to IFRS 16)’ that specifies the requirements that a seller-lessee uses in measuring the lease liability arising in a sale and leaseback transaction, to ensure the seller-lessee does not recognize any amount of the gain or loss that relates to the right of use it retains. The amendment is intended to improve the requirements for sale and leaseback transactions in IFRS 16 and will not change the accounting for leases unrelated to sale and leaseback transactions. These amendments are effective for annual reporting periods beginning on or after January 1, 2024, and are to be applied retrospectively, with earlier application permitted. The adoption of amendments to IFRS 16 is not expected to have any material impact on the interim condensed consolidated financial statements.

4. Property, plant and equipment

	Land		Buildings		Plant and equipment *		Furniture fixtures and equipment		Vehicles		Total
Gross carrying value:
As at April 1, 2021	₹	3,815	₹	39,414	₹	110,855	₹	20,692	₹	418	₹	175,194
Additions		1,031		1,676		19,411		2,384		7		24,509
Additions through business combinations		—		—		370		335		3		708
Disposals		(30)		(440)		(7,863)		(826)		(115)		(9,274)
Translation adjustment		(3)		36		698		60		4		795

As at March 31, 2022	₹	4,813	₹	40,686	₹	123,471	₹	22,645	₹	317	₹	191,932
Accumulated depreciation/ impairment:
As at April 1, 2021	₹	—	₹	8,785	₹	85,040	₹	15,089	₹	397	₹	109,311
Depreciation and impairment		—		1,536		12,305		2,141		10		15,992
Disposals		—		(346)		(7,451)		(725)		(112)		(8,634)
Translation adjustment		—		28		571		52		2		653

As at March 31, 2022	₹	—	₹	10,003	₹	90,465	₹	16,557	₹	297	₹	117,322
Capital work-in-progress											₹	16,288

Net carrying value including Capital work-in-progress as at March 31, 2022											₹	90,898

Gross carrying value:
As at April 1, 2022	₹	4,813	₹	40,686	₹	123,471	₹	22,645	₹	317	₹	191,932
Additions		40		7,269		12,191		4,881		7		24,388
Additions through business combinations		—		7		357		6		3		373
Disposals		(3)		(435)		(20,016)		(1,799)		(168)		(22,421)
Translation adjustment		10		173		1,729		171		2		2,085

As at March 31, 2023	₹	4,860	₹	47,700	₹	117,732	₹	25,904	₹	161	₹	196,357
Accumulated depreciation/ impairment:
As at April 1, 2022	₹	—	₹	10,003	₹	90,465	₹	16,557	₹	297	₹	117,322
Depreciation and impairment		—		1,217		13,305		2,394		10		16,926
Disposals		—		(395)		(19,655)		(1,621)		(163)		(21,834)
Translation adjustment		—		102		1,386		118		1		1,607

As at March 31, 2023	₹	—	₹	10,927	₹	85,501	₹	17,448	₹	145	₹	114,021
Capital work-in-progress											₹	6,323

Net carrying value including Capital work-in-progress as at March 31, 2023											₹	88,659

*	Including net carrying value of computer equipment and software amounting to ₹ 25,162 and ₹ 22,425, as at March 31, 2022 and March 31, 2023, respectively.

5. Right-of-Use assets

	Category of Right-of-Use asset
	Land		Buildings		Plant and equipment *		Vehicles		Total
Gross carrying value:
As at April 1, 2021	₹	2,082	₹	18,844	₹	3,918	₹	926	₹	25,770
Additions		15		7,517		429		105		8,066
Additions through business combinations		—		2,920		—		36		2,956
Disposals		(819)		(3,360)		(1,861)		(149)		(6,189)
Translation adjustment		—		72		25		(14)		83

As at March 31, 2022	₹	1,278	₹	25,993	₹	2,511	₹	904	₹	30,686

Accumulated depreciation:
As at April 1, 2021	₹	55	₹	6,703	₹	2,157	₹	435	₹	9,350
Depreciation		24		5,572		849		264		6,709
Disposals		(21)		(2,667)		(1,518)		(121)		(4,327)
Translation adjustment		—		68		24		(8)		84

As at March 31, 2022	₹	58	₹	9,676	₹	1,512	₹	570	₹	11,816
Net carrying value as at March 31, 2022									₹	18,870

Gross carrying value:
As at April 1, 2022	₹	1,278	₹	25,993	₹	2,511	₹	904	₹	30,686
Additions		—		6,015		1,109		236		7,360
Additions through business combinations		—		201		—		—		201
Disposals		—		(5,085)		(1,160)		(317)		(6,562)
Translation adjustment		—		822		120		42		984

As at March 31, 2023	₹	1,278	₹	27,946	₹	2,580	₹	865	₹	32,669

Accumulated depreciation:
As at April 1, 2022	₹	58	₹	9,676	₹	1,512	₹	570	₹	11,816
Depreciation		19		5,651		614		238		6,522
Disposals		—		(3,564)		(1,003)		(263)		(4,830)
Translation adjustment		—		364		69		26		459

As at March 31, 2023	₹	77	₹	12,127	₹	1,192	₹	571	₹	13,967

Net carrying value as at March 31, 2023									₹	18,702

*	Including net carrying value of computer equipment and software amounting to ₹ 6 and ₹ 4, as at March 31, 2022 and March 31, 2023, respectively

6. Goodwill and intangible assets

The movement in goodwill balance is given below:

	For the year ended
	March 31, 2022		March 31, 2023
Balance at the beginning of the year	₹	139,127	₹	246,989
Translation adjustment		5,293		20,335
Acquisition through business combinations(1) (Refer to Note 7)		102,569		40,687
Disposals (Refer to Note 31)		—		(41)

Balance at the end of the year	₹	246,989	₹	307,970

(1)

Acquisition through business combinations for the year ended March 31, 2022 and 2023 is after considering the impact of ₹ 116 and ₹ 57 towards measurement period changes in purchase price allocation of acquisitions made during the year ended March 31, 2021 and 2022, respectively.

The movement in intangible assets is given below:

	Intangible assets
	Customer- related		Marketing- related		Total
Gross carrying value:
As at April 1, 2021	₹	26,326	₹	1,611	₹	27,937
Acquisition through business combinations		27,834		9,814		37,648
Deductions/adjustments		(11,984)		(215)		(12,199)
Translation adjustment		1,190		218		1,408

As at March 31, 2022	₹	43,366	₹	11,428	₹	54,794
Accumulated amortization/ impairment:
As at April 1, 2021	₹	14,248	₹	604	₹	14,852
Amortization and impairment		6,872		1,338		8,210
Deductions/adjustments		(11,984)		(215)		(12,199)
Translation adjustment		347		29		376

As at March 31, 2022	₹	9,483	₹	1,756	₹	11,239

Net carrying value as at March 31, 2022	₹	33,883	₹	9,672	₹	43,555

Gross carrying value:
As at April 1, 2022	₹	43,366	₹	11,428	₹	54,794
Acquisition through business combinations (Refer to Note 7)		5,602		482		6,084
Deductions/adjustments (1)		(2,555)		(862)		(3,417)
Translation adjustment		3,400		876		4,276

As at March 31, 2023	₹	49,813	₹	11,924	₹	61,737
Accumulated amortization/ impairment:
As at April 1, 2022	₹	9,483	₹	1,756	₹	11,239
Amortization and impairment (2)		7,718		2,236		9,954
Deductions/adjustments		(2,519)		(862)		(3,381)
Translation adjustment		735		145		880

As at March 31, 2023	₹	15,417	₹	3,275	₹	18,692

Net carrying value as at As at March 31, 2023	₹	34,396	₹	8,649	₹	43,045

(1)	Includes ₹ 36 towards measurement period adjustment in customer-related intangible in an acquisition completed during the year ended March 31, 2022.

(2)

During the year ended March 31, 2023, decline in the revenue and earnings estimates led to revision of recoverable value of customer-relationship intangible assets and marketing related intangible assets recognized on business combinations. Consequently, the Company has recognized impairment charge ₹ 650 and ₹ 1,816 for the three months and year ended March 31, 2023, as part of amortization and impairment.

Amortization expense on intangible assets is included in selling and marketing expenses in the interim condensed consolidated statement of income.

7. Business combinations

Summary of acquisitions during the year ended March 31, 2023 is given below:

During the year ended March 31, 2023, the Company has completed two business combinations by acquiring 100% equity interest in:

(a) Convergence Acceleration Solutions, LLC (“CAS Group”), a US-based consulting and program management company that specializes in driving large-scale business and technology transformation for Fortune 100 communications service providers. The acquisition advances the Company’s strategic consulting capabilities as we help our clients drive large scale business and technology transformation. The acquisition was consummated on April 11, 2022, for total consideration (upfront cash to acquire control and contingent consideration) of ₹ 5,587.

(b) Rizing Intermediate Holdings, Inc and its subsidiaries (“Rizing”), a global SAP consulting firm with industry expertise and consulting capabilities in enterprise asset management, consumer industries, and human experience management. Rizing complements the Company in capabilities (EAM, HCM and S/4HANA), in industries such as Energy and Utilities, Retail and Consumer Products, Manufacturing and Hi Tech in geographies across North America, Europe, Asia, and Australia. The acquisition was consummated on May 20, 2022, for a total cash consideration of ₹ 43,845.

The following table presents the purchase price allocation:

Description	CAS Group		Rizing
Net assets	₹	532	₹	3,936
Fair value of customer-related intangibles		1,708		3,894
Fair value of marketing-related intangibles		—		482
Deferred tax liabilities on intangible assets		—		(1,750)

Total	₹	2,240	₹	6,562

Goodwill		3,347		37,283

Total purchase price	₹	5,587	₹	43,845

Net Assets include:
Cash and cash equivalents	₹	127	₹	2,114
Fair value of acquired trade receivables included in net assets	₹	452	₹	3,220
Gross contractual amount of acquired trade receivables	₹	452	₹	3,233
Less: Allowance for lifetime expected credit loss		—		(13)
Transaction costs included in general and administrative expenses	₹	19	₹	99

The purchase price allocation for Rizing is provisional and will be finalized as soon as practicable within the measurement period.

The goodwill of ₹ 40,630 comprises value of acquired workforce and expected synergies arising from the business combination. Goodwill is allocated to IT Services segment and is not deductible for income tax purposes except for CAS group in the United States of America.

The total consideration of CAS Group includes a contingent consideration linked to achievement of revenues and earnings over a period of 3 years ending December 31, 2024, and range of contingent consideration payable is between ₹ Nil and ₹ 2,277. The fair value of the contingent consideration is estimated by applying the discounted cash-flow approach considering discount rate of 4.58% and probability adjusted revenue and earnings estimates. The undiscounted fair value of contingent consideration is ₹ 1,804 as at the date of acquisition. The discounted fair value of contingent consideration of ₹ 1,662 is recorded as part of purchase price allocation.

The pro-forma effects of acquisition during the three months and year ended March 31, 2023, on the Company’s results were not material.

8. Investments

	As at
	March 31, 2022		March 31, 2023
Non-current
Financial instruments at FVTPL
Equity instruments	₹	1,976	₹	3,773
Fixed maturity plan mutual funds		513		1,300
Financial instruments at FVTOCI
Equity instruments		14,963		15,647
Financial instruments at amortized cost
Inter corporate and term deposits		1,657		^

	₹	19,109	₹	20,720

Current
Financial instruments at FVTPL
Short-term mutual funds	₹	15,550	₹	40,262
Financial instruments at FVTOCI
Non-convertible debentures, government securities, commercial papers, certificate of deposit and bonds		204,839		245,195
Financial instruments at amortized cost
Inter corporate and term deposits (1)		21,266		23,775

	₹	241,655	₹	309,232

	₹	260,764	₹	329,952

^	Value is less than ₹1
(1)

These deposits earn a fixed rate of interest. Term deposits include current deposits in lien with banks primarily on account of term deposits held as margin money deposits against guarantees amounting to ₹ 653 (March 31, 2022: Term deposits current of ₹ 654).

9. Inventories

	As at
	March 31, 2022		March 31, 2023
Stores and spare parts	₹	28	₹	30
Finished and traded goods		1,306		1,158

	₹	1,334	₹	1,188

10. Cash and cash equivalents

	As at
	March 31, 2022		March 31, 2023
Cash and bank balances	₹	61,882	₹	60,417
Demand deposits with banks (1)		41,954		31,463

	₹	103,836	₹	91,880

(1)	These deposits can be withdrawn by the Company at any time without prior notice and without any penalty on the principal.

Cash and cash equivalents consist of the following for the purpose of the statement of cash flows:

	As at
	March 31, 2022		March 31, 2023
Cash and cash equivalents	₹	103,836	₹	91,880
Bank overdrafts		(3)		(19)

	₹	103,833	₹	91,861

11. Other financial assets

	As at
	March 31, 2022		March 31, 2023
Non-current
Security deposits	₹	1,396	₹	1,566
Finance lease receivables		4,262		4,742
Others		426		22

	₹	6,084	₹	6,330
Current
Security deposits	₹	1,513	₹	1,549
Dues from officers and employees		1,301		735
Interest receivables		1,835		386
Finance lease receivables		5,065		5,672
Deposit in interim dividend account		27,410		—
Others		5,790		754

	₹	42,914	₹	9,096

	₹	48,998	₹	15,426

12. Other assets

	As at
	March 31, 2022		March 31, 2023
Non-current
Prepaid expenses	₹	7,079	₹	5,375
Costs to obtain contract (1)		3,128		2,936
Costs to fulfil contract (2)		295		261
Others		4,324		5,034

	₹	14,826	₹	13,606

Current
Prepaid expenses	₹	15,839	₹	19,164
Dues from officers and employees		251		799
Advance to suppliers		3,179		2,506
Balance with GST and other authorities		7,566		7,929
Costs to obtain contract (1)		820		978
Costs to fulfil contract (2)		55		59
Others		1,223		1,464

	₹	28,933	₹	32,899

	₹	43,759	₹	46,505

(1)

Costs to obtain contract amortization is ₹ 228 and ₹ 228 during the three months ended March 31, 2022 and 2023 respectively, ₹ 902 and ₹ 892 during the year ended March 31, 2022 and 2023, respectively.

(2)	Costs to fulfil contract amortization is ₹ 14 and ₹ 15 during the three months ended March 31, 2022 and 2023 respectively, ₹ 54 and ₹ 58 during the year ended March 31, 2022 and 2023, respectively.

13. Loans, borrowings and bank overdrafts

	As at
	March 31, 2022		March 31, 2023
Non-current
Unsecured Notes 2026	₹	56,403	₹	61,272
Loans from institutions other than Banks		60		—

	₹	56,463	₹	61,272
Current
Borrowings from Banks	₹	95,143	₹	88,745
Loans from institutions other than Banks		87		57
Bank overdrafts		3		19

	₹	95,233	₹	88,821

	₹	151,696	₹	150,093

14. Other financial liabilities

	As at
	March 31, 2022		March 31, 2023
Non-current
Contingent consideration (Refer to Note 17)	₹	2,423	₹	1,545
Cash settled ADS RSUs		2		—
Deposits and others		536		1,104

	₹	2,961	₹	2,649
Current
Contingent consideration (Refer to Note 17)	₹	1,906	₹	1,508
Advance from customers		1,582		1,373
Cash settled ADS RSUs		18		6
Interim dividend payable		27,337		—
Capital Creditors		626		215
Deposits and others		1,641		1,039

	₹	33,110	₹	4,141

	₹	36,071	₹	6,790

15. Other liabilities

	As at
	March 31, 2022		March 31, 2023
Non-current
Employee benefits obligations	₹	2,720	₹	2,947
Others		4,851		6,386

	₹	7,571	₹	9,333
Current
Employee benefits obligations	₹	15,310	₹	15,885
Statutory and other liabilities (1)		15,490		13,155
Advance from customers		629		645
Others		522		530

	₹	31,951	₹	30,215

	₹	39,522	₹	39,548

(1)

For the year ended March 31, 2022, payroll tax liability was included under Trade payables and accrued expenses in the statement of financial position and has been reclassified to Other current liabilities.

16. Provisions

	As at
	March 31, 2022		March 31, 2023
Non-current
Provision for warranty	₹	1	₹	^

	₹	1	₹	^
Current
Provision for warranty	₹	294	₹	456
Provision for onerous contracts		1,946		1,590
Others		531		503

	₹	2,771	₹	2,549

	₹	2,772	₹	2,549

^	Value is less than ₹ 1

17.	Financial instruments:

Derivative assets and liabilities:

The Company is exposed to currency fluctuations on foreign currency assets / liabilities, forecasted cash flows denominated in foreign currency and net investment in foreign operations. The Company is also exposed to interest rate fluctuations on investments in floating rate financial assets. The Company follows established risk management policies, including the use of derivatives to hedge foreign currency assets / liabilities, interest rates, foreign currency forecasted cash flows and net investment in foreign operations. The counter parties in these derivative instruments are primarily banks and the Company considers the risks of non-performance by the counterparty as immaterial.

The following table presents the aggregate contracted principal amounts of the Company’s derivative contracts outstanding:

	(in millions)
	As at
	March 31, 2022				March 31, 2023
	Notional		Fair value		Notional		Fair value
Designated derivative instruments
Sell: Forward contracts	USD	1,413	₹	509	USD	977	₹	(262)
	€	191	₹	668	€	94	₹	(497)
	£	173	₹	645	£	138	₹	(728)
	AUD	170	₹	(217)	AUD	89	₹	9

Range forward option contracts	USD	493	₹	217	USD	1,157	₹	(19)
	€	6	₹	8	€	49	₹	(112)
	£	28	₹	119	£	60	₹	(69)
	AUD	11	₹	(6)	AUD	34	₹	29
Interest Rate Swaps	INR	—	₹	—	INR	4,750	₹	(113)
Non-designated derivative instruments
Sell: Forward contracts *	USD	1,452	₹	536	USD	1,550	₹	736
	€	109	₹	1	€	171	₹	(176)
	£	91	₹	81	£	129	₹	(100)
	AUD	47	₹	(122)	AUD	56	₹	69
	SGD	4	₹	(1)	SGD	14	₹	1
	ZAR	8	₹	^	ZAR	43	₹	(7)
	CAD	47	₹	(25)	CAD	69	₹	(25)
	SAR	33	₹	(1)	SAR	147	₹	(6)
	PLN	14	₹	(2)	PLN	—	₹	—
	CHF	5	₹	(5)	CHF	9	₹	5
	QAR	11	₹	(4)	QAR	4	₹	(2)
	TRY	30	₹	6	TRY	30	₹	(1)
	NOK	13	₹	(3)	NOK	13	₹	6
	OMR	2	₹	^	OMR	1	₹	^
	SEK	17	₹	(2)	SEK	3	₹	^
	JPY	513	₹	20	JPY	784	₹	6

	DKK	2	₹	^	DKK	33	₹	(4)
	AED	—	₹	—	AED	20	₹	^
	CNH	—	₹	—	CNH	1	₹	^
Buy: Forward contracts	SEK	22	₹	2	SEK	—	₹	—

	DKK	16	₹	(2)	DKK	—	₹	—
	CHF	2	₹	(1)	CHF	—	₹	—
	AED	26	₹	^	AED	5	₹	^
	JPY	447	₹	(18)	JPY	—	₹	—
	CNH	11	₹	^	CNH	—	₹	—
	NOK	12	₹	(1)	NOK	12	₹	^
	QAR	—	₹	—	QAR	4	₹	2
	ZAR	—	₹	—	ZAR	7	₹	1
	PLN	—	₹	—	PLN	26	₹	13

Range forward option contracts	USD	—	₹	—	USD	30	₹	31

Interest Rate Swaps	INR	4,750	₹	3	INR	—	₹	—
	USD	—	₹	—	USD	200	₹	82

			₹	2,405			₹	(1,131)

^	Value is less than ₹ 1
*	USD 1,452 and USD 1,550 includes USD/PHP sell forward of USD 86 and USD 77 as at March 31, 2022 and March 31, 2023, respectively.

Hedge effectiveness is determined at the inception of the hedge relationship, and through periodic prospective effectiveness assessments to ensure that an economic relationship exists between the hedged item and hedging instrument, including whether the hedging instrument is expected to offset changes in cash flows of hedged items.

The following table summarizes activity in the cash flow hedging reserve within equity related to all derivative instruments classified as cash flow hedges:

	Year ended March 31,
	2022		2023
Balance as at the beginning of the year	₹	2,182	₹	1,943
Changes in fair value of effective portion of derivatives		3,943		(4,839)
Net (gain)/loss reclassified to statement of income on occurrence of hedged transactions (1)		(4,182)		1,134
Gain/(loss) on cash flow hedging derivatives, net	₹	(239)	₹	(3,705)

Balance as at the end of the year	₹	1,943	₹	(1,762)
Deferred tax thereon		(466)		359

Balance as at the end of the year, net of deferred tax	₹	1,477	₹	(1,403)

(1)

Includes net (gain)/loss reclassified to revenue of ₹ (4,979) and ₹ 2,471 for the year ended March 31, 2022, and 2023, respectively and net (gain)/loss reclassified to cost of revenues of ₹ 797 and ₹ (1,337) for the year ended March 31, 2022, and 2023, respectively.

As at March 31, 2022 and 2023, there were no significant gains or losses on derivative transactions or portions thereof that have become ineffective as hedges or associated with an underlying exposure that did not occur.

Fair value:

Financial assets and liabilities include cash and cash equivalents, trade receivables, unbilled receivables, finance lease receivables, employee and other advances, eligible current and non-current assets, loans, borrowings and bank overdrafts, trade payables and accrued expenses, and eligible current liabilities and non-current liabilities.

The fair value of cash and cash equivalents, trade receivables, unbilled receivables, short-term loans, borrowings and bank overdrafts, trade payables and accrued expenses, other current financial assets and liabilities approximate their carrying amount largely due to the short-term nature of these instruments. Further, finance lease receivables are periodically evaluated based on individual credit worthiness of customers. Based on this evaluation, the Company records allowance for estimated credit losses on these receivables. As at March 31, 2022 and 2023, the carrying value of such receivables, net of allowances approximates the fair value. The Company’s Unsecured Notes 2026 are contracted at fixed coupon rate of 1.50% and market yield on these loans as of 31st March 2023 is 4.915%.

Investments in short-term mutual funds and fixed maturity plan mutual funds, which are classified as FVTPL are measured using net asset values at the reporting date multiplied by the quantity held. Fair value of investments in non-convertible debentures, government securities, commercial papers, certificate of deposit and bonds classified as FVTOCI is determined based on the indicative quotes of price and yields prevailing in the market at the reporting date. Fair value of investments in equity instruments classified as FVTOCI or FVTPL is determined using market multiples method.

The fair value of derivative financial instruments is determined based on observable market inputs including currency spot and forward rates, yield curves, currency volatility etc.

Fair value hierarchy

The table below analyses financial instruments carried at fair value, by valuation method. The different levels have been defined as follows:

Level 1 – Quoted prices (unadjusted) in active markets for identical assets or liabilities.

Level 2 – Inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly (i.e. as prices) or indirectly (i.e. derived from prices).

Level 3 – Inputs for the assets or liabilities that are not based on observable market data (unobservable inputs).

The following table presents fair value hierarchy of assets and liabilities measured at fair value on a recurring basis:

	As at
	March 31, 2022								March 31, 2023
	Fair value measurements at reporting date								Fair value measurements at reporting date
	Total		Level 1		Level 2		Level 3		Total		Level 1		Level 2		Level 3
Assets
Derivative instruments:
Cash flow hedges	₹	2,242	₹	—	₹	2,242	₹	—	₹	772	₹	—	₹	772	₹	—
Others		796		—		796		—		1,101		—		1,101		—
Investments:
Short-term mutual funds		15,550		15,550		—		—		40,262		40,262		—		—
Fixed maturity plan mutual funds		513		—		513		—		1,300				1,300		—
Equity instruments		16,939		41		574		16,324		19,420		99		—		19,321
Non-convertible debentures, government securities, commercial papers, certificate of deposit and bonds		204,839		1,251		203,588		—		245,195		1,256		243,939		—
Liabilities
Derivative instruments:
Cash flow hedges	₹	(299)	₹	—	₹	(299)	₹	—	₹	(2,534)	₹	—	₹	(2,534)	₹	—
Others		(334)		—		(334)		—		(470)		—		(470)		—
Contingent consideration		(4,329)		—		—		(4,329)		(3,053)		—		—		(3,053)

The following methods and assumptions were used to estimate the fair value of the level 2 financial instruments included in the above table.

Derivative instruments (assets and liabilities): The Company enters into derivative financial instruments with various counterparties, primarily banks with investment grade credit ratings. Derivatives valued using valuation techniques with market observable inputs are mainly interest rate swaps, foreign exchange forward contracts and foreign exchange option contracts. The most frequently applied valuation techniques include forward pricing, swap models and Black Scholes models (for option valuation), using present value calculations. The models incorporate various inputs including the credit quality of counterparties, foreign exchange spot and forward rates, interest rate curves and forward rate curves of the underlying. As at March 31, 2023, the changes in counterparty credit risk had no material effect on the hedge effectiveness assessment for derivatives designated in hedge relationships and other financial instruments recognized at fair value.

Investment in Non-convertible debentures, government securities, commercial papers, certificate of deposit and bonds: Fair value of these instruments is derived based on the indicative quotes of price and yields prevailing in the market as at reporting date.

Investment in fixed maturity plan mutual funds: Fair value of these instruments is derived based on the indicative quotes of price prevailing in the market as at reporting date.

The following methods and assumptions were used to estimate the fair value of the level 3 financial instruments included in the above table.

Investment in equity instruments: Fair value of these instruments is determined using market multiples method.

Details of assets and liabilities considered under Level 3 classification:

	As at
Investment in equity instruments	March 31, 2022		March 31, 2023
Balance at the beginning of the year	₹	10,227	₹	16,324
Additions		3,973		2,093
Disposals		(7,697)		(632)
Unrealized gain/(loss) recognized in statement of income		40		(2)
Gain recognized in other comprehensive income		9,423		291
Translation adjustment		358		1,247

Balance at the end of the year	₹	16,324	₹	19,321

	As at
Contingent consideration	March 31, 2022		March 31, 2023
Balance at the beginning of the year	₹	(2,293)	₹	(4,329)
Additions		(2,533)		(1,662)
Reversals (1)		468		1,671
Payouts		309		1,784
Finance expense recognized in statement of income		(117)		(131)
Translation adjustment		(163)		(386)

Balance at the end of the year	₹	(4,329)	₹	(3,053)

(1)	Towards change in fair value of earn-out liability as a result of changes in estimates of revenue and earnings over the earn-out period.

18. Foreign currency translation reserve and Other reserves

The movement in foreign currency translation reserve attributable to equity holders of the Company is summarized below:

	Year ended March 31,
	2022		2023
Balance at the beginning of the year	₹	22,936	₹	26,850
Translation difference related to foreign operations, net		4,072		16,538
Reclassification of foreign currency translation differences on sale of investment in associates and liquidation of subsidiaries to statement of income		(158)		(133)

Balance at the end of the year	₹	26,850	₹	43,255

The movement in other reserves is summarized below:

	Other Reserves
Particulars	Remeasurements of the defined benefit plans		Investment in debt instruments measured at fair value through OCI		Investment in equity instruments measured at fair value through OCI		Capital Redemption Reserve
As at April 1, 2021	₹	(897)	₹	4,237	₹	1,378	₹	1,122
Other comprehensive income		399		(1,219)		8,710		—
As at March 31, 2022	₹	(498)	₹	3,018	₹	10,088	₹	1,122

As at April 1, 2022	₹	(498)	₹	3,018	₹	10,088	₹	1,122
Other comprehensive income		(50)		(3,137)		705		—
As at March 31, 2023	₹	(548)	₹	(119)	₹	10,793	₹	1,122

19. Income taxes

	Three months ended March 31,				Year ended March 31,
	2022		2023		2022		2023
Income tax expense as per the interim condensed consolidated statement of income	₹	6,399	₹	9,249	₹	28,946	₹	33,992
Income tax included in other comprehensive income on:
Gains/(losses) on investment securities		(416)		66		242		(275)
Gains/(losses) on cash flow hedging derivatives		(375)		558		14		(825)
Remeasurements of the defined benefit plans		219		(115)		3		(16)

	₹	5,827	₹	9,758	₹	29,205	₹	32,876

Income tax expense consists of the following:

	Three months ended March 31,				Year ended March 31,
	2022		2023		2022		2023
Current taxes	₹	9,265	₹	5,882	₹	32,415	₹	32,198
Deferred taxes		(2,866)		3,367	₹	(3,469)		1,794

	₹	6,399	₹	9,249	₹	28,946	₹	33,992

Income tax expenses are net of (provision recorded)/reversal of taxes pertaining to earlier periods, amounting to ₹ 1,731 and ₹ (219) for the three months ended March 31, 2022 and 2023, and ₹ 5,499 and ₹ 536 for the year ended March 31, 2022 and 2023.

20. Revenues

The tables below present disaggregated revenue from contracts with customers by business segment, sector and nature of contract. The Company believes that the below disaggregation best depicts the nature, amount, timing and uncertainty of revenue and cash flows from economic factors.

Information on disaggregation of revenues for the three months ended March 31, 2022 is as follows:

	IT Services										IT Products		ISRE		Total
	Americas 1		Americas 2		Europe		APMEA		Total
A. Revenue
Rendering of services	₹	58,079	₹	63,654	₹	60,397	₹	23,403	₹	205,533	₹	—	₹	1,868	₹	207,401
Sale of products		—		—		—		—		—		1,199		—		1,199

	₹	58,079	₹	63,654	₹	60,397	₹	23,403	₹	205,533	₹	1,199	₹	1,868	₹	208,600

B. Revenue by sector
Banking, Financial Services and Insurance	₹	944	₹	38,558	₹	25,005	₹	8,015	₹	72,522
Health		19,096		45		3,610		897		23,648
Consumer		24,315		737		8,388		3,274		36,714
Communications		2,446		309		3,301		3,759		9,815
Energy, Natural Resources and Utilities		214		9,550		9,417		4,679		23,860
Manufacturing		29		7,608		5,829		894		14,360
Technology		11,035		6,847		4,847		1,885		24,614

	₹	58,079	₹	63,654	₹	60,397	₹	23,403	₹	205,533	₹	1,199	₹	1,868	₹	208,600

C. Revenue by nature of contract
Fixed price and volume based	₹	34,868	₹	33,418	₹	35,064	₹	14,057	₹	117,407	₹	—	₹	1,484	₹	118,891
Time and materials		23,211		30,236		25,333		9,346		88,126		—		384		88,510
Products		—		—		—		—		—		1,199		—		1,199

	₹	58,079	₹	63,654	₹	60,397	₹	23,403	₹	205,533	₹	1,199	₹	1,868	₹	208,600

Information on disaggregation of revenues for the three months ended March 31, 2023 is as follows:

	IT Services										IT Products		ISRE		Total
	Americas 1		Americas 2		Europe		APMEA		Total
A. Revenue
Rendering of services	₹	66,187	₹	70,268	₹	67,238	₹	25,761	₹	229,454	₹	—	₹	1,318	₹	230,772
Sale of products		—		—		—		—		—		1,131		—		1,131

	₹	66,187	₹	70,268	₹	67,238	₹	25,761	₹	229,454	₹	1,131	₹	1,318	₹	231,903

B. Revenue by sector
Banking, Financial Services and Insurance	₹	865	₹	43,160	₹	26,198	₹	8,304	₹	78,527
Health		22,083		37		4,716		1,092		27,928
Consumer		27,389		1,163		10,494		4,276		43,322
Communications		2,969		337		3,553		3,498		10,357
Energy, Natural Resources and Utilities		168		10,994		10,663		6,247		28,072
Manufacturing		31		8,274		6,873		864		16,042
Technology		12,682		6,303		4,741		1,480		25,206

	₹	66,187	₹	70,268	₹	67,238	₹	25,761	₹	229,454	₹	1,131	₹	1,318	₹	231,903

C. Revenue by nature of contract
Fixed price and volume based	₹	38,121	₹	36,083	₹	39,744	₹	15,239	₹	129,187	₹	—	₹	1,188	₹	130,375
Time and materials		28,066		34,185		27,494		10,522		100,267		—		130		100,397
Products		—		—		—		—		—		1,131		—		1,131

	₹	66,187	₹	70,268	₹	67,238	₹	25,761	₹	229,454	₹	1,131	₹	1,318	₹	231,903

Information on disaggregation of revenues for the year ended March 31, 2022 is as follows:

	IT Services										IT Products		ISRE		Total
	Americas 1		Americas 2		Europe		APMEA		Total
A. Revenue
Rendering of services	₹	216,843	₹	238,123	₹	232,021	₹	90,479	₹	777,466	₹	—	₹	7,295	₹	784,761
Sale of products		—		—		—		—		—		6,173		—		6,173

	₹	216,843	₹	238,123	₹	232,021	₹	90,479	₹	777,466	₹	6,173	₹	7,295	₹	790,934

B. Revenue by sector
Banking, Financial Services and Insurance	₹	2,609	₹	144,076	₹	93,039	₹	30,048	₹	269,772
Health		73,542		127		13,975		3,407		91,051
Consumer		89,824		2,589		31,718		12,310		136,441
Communications		9,387		1,207		12,952		15,035		38,581
Energy, Natural Resources and Utilities		712		36,413		38,421		19,038		94,584
Manufacturing		199		26,662		23,220		3,197		53,278
Technology		40,570		27,049		18,696		7,444		93,759

	₹	216,843	₹	238,123	₹	232,021	₹	90,479	₹	777,466	₹	6,173	₹	7,295	₹	790,934

C. Revenue by nature of contract
Fixed price and volume based	₹	121,656	₹	131,975	₹	139,031	₹	56,104	₹	448,766	₹	—	₹	5,789	₹	454,555
Time and materials		95,187		106,148		92,990		34,375		328,700		—		1,506		330,206
Products		—		—		—		—		—		6,173		—		6,173

	₹	216,843	₹	238,123	₹	232,021	₹	90,479	₹	777,466	₹	6,173	₹	7,295	₹	790,934

Information on disaggregation of revenues for the year ended March 31, 2023 is as follows:

	IT Services										IT Products		ISRE		Total
	Americas 1		Americas 2		Europe		APMEA		Total
A. Revenue
Rendering of services	₹	260,143	₹	277,024	₹	255,435	₹	100,404	₹	893,006	₹	—	₹	5,823	₹	898,829
Sale of products		—		—		—		—		—		6,047		—		6,047

	₹	260,143	₹	277,024	₹	255,435	₹	100,404	₹	893,006	₹	6,047	₹	5,823	₹	904,876

B. Revenue by sector
Banking, Financial Services and Insurance	₹	4,611	₹	171,085	₹	102,741	₹	33,406	₹	311,843
Health		82,992		213		17,896		4,089		105,190
Consumer		109,398		4,087		38,010		16,149		167,644
Communications		13,059		1,399		13,510		14,405		42,373
Energy, Natural Resources and Utilities		739		39,949		39,767		22,280		102,735
Manufacturing		163		33,148		24,732		3,424		61,467
Technology		49,181		27,143		18,779		6,651		101,754

	₹	260,143	₹	277,024	₹	255,435	₹	100,404	₹	893,006	₹	6,047	₹	5,823	₹	904,876

C. Revenue by nature of contract
Fixed price and volume based	₹	150,188	₹	141,397	₹	146,280	₹	58,667	₹	496,532	₹	—	₹	4,672	₹	501,204
Time and materials		109,955		135,627		109,155		41,737		396,474		—		1,151		397,625
Products		—		—		—		—		—		6,047		—		6,047

	₹	260,143	₹	277,024	₹	255,435	₹	100,404	₹	893,006	₹	6,047	₹	5,823	₹	904,876

21. Expenses by nature

	Three months ended March 31,				Year ended March 31,
	2022		2023		2022		2023
Employee compensation	₹	121,302	₹	138,076	₹	450,075	₹	537,644
Sub-contracting and technical fees	₹	28,503	₹	28,176	₹	108,589	₹	115,247
Cost of hardware and software	₹	1,348	₹	1,189	₹	6,431	₹	6,627
Travel	₹	1,959	₹	4,565	₹	7,320	₹	14,445
Facility expenses (1)	₹	3,269	₹	3,693	₹	11,990	₹	13,492
Software license expense for internal use (1)	₹	3,778	₹	4,444	₹	13,279	₹	18,717
Depreciation, amortization and impairment (2)	₹	7,345	₹	8,466	₹	30,911	₹	33,402
Communication	₹	1,389	₹	1,405	₹	5,760	₹	5,911
Legal and professional fees (3)	₹	3,729	₹	2,856	₹	15,026	₹	13,288
Rates, taxes and insurance	₹	1,340	₹	1,465	₹	4,548	₹	5,905
Marketing and brand building	₹	576	₹	728	₹	2,010	₹	2,951
Lifetime expected credit loss/ (write-back)	₹	(389)	₹	(604)	₹	(797)	₹	(604)
Miscellaneous expenses (3)	₹	422	₹	857	₹	2,047	₹	2,717

Total cost of revenues, selling and marketing expenses and general and administrative expenses	₹	174,571	₹	195,316	₹	657,189	₹	769,742

(1)

Software license expense for internal use has been reclassified from Facility expenses to a separate nature of expense for the three months and year ended March 31, 2023. Previous period figures have been reclassified accordingly.

(2)

Includes impairment charge of ₹ 650 and ₹ 1,816 for the three months and year ended March 31, 2023, on account of revision in recoverable value of customer-relationship intangible assets and marketing related intangible assets recognized on business combinations, due to decline in revenue and earnings estimates. (Refer to Note 6)

(3)

Staff recruitment expense has been reclassified from Miscellaneous expenses to Legal and Professional fees for the three months and year ended March 31, 2023. Previous period figures have been reclassified accordingly.

22. Finance expenses

	Three months ended March 31,				Year ended March 31,
	2022		2023		2022		2023
Interest expense	₹	1,717	₹	2,860	₹	5,325	₹	10,077

	₹	1,717	₹	2,860	₹	5,325	₹	10,077

23. Finance and other income and Foreign exchange gains/(losses), net

	Three months ended March 31,				Year ended March 31,
	2022		2023		2022		2023
Interest income	₹	3,621	₹	4,989	₹	13,114	₹	16,889
Dividend income		—		—		2		3
Exchange fluctuation gain on foreign currency borrowings		—		—		1,485		—
Net gain from investments classified as FVTPL		305		508		1,270		1,344
Net gain/(loss) from investments classified as FVTOCI		20		(34)		386		(51)

Finance and other income	₹	3,946	₹	5,463	₹	16,257	₹	18,185

Foreign exchange gains/(losses), net, on financial instruments measured at FVTPL	₹	(741)	₹	1,374	₹	808	₹	(4,342)
Other foreign exchange gains/(losses), net		1,816		(384)		3,547		8,814

Foreign exchange gains/(losses), net	₹	1,075	₹	990	₹	4,355	₹	4,472

24.	Earnings per share:

A reconciliation of profit for the period and equity shares used in the computation of basic and diluted earnings per equity share is set out below:

Basic: Basic earnings per share is calculated by dividing the profit attributable to equity shareholders of the Company by the weighted average number of equity shares outstanding during the period, excluding equity shares purchased by the Company and held as treasury shares.

	Three months ended March 31,				Year ended March 31,
	2022		2023		2022		2023
Profit attributable to equity holders of the Company	₹	30,873	₹	30,745	₹	122,191	₹	113,500
Weighted average number of equity shares outstanding		5,470,020,412		5,481,366,536		5,466,705,840		5,477,466,573

Basic earnings per share	₹	5.64	₹	5.61	₹	22.35	₹	20.73

Diluted: Diluted earnings per share is calculated by adjusting the weighted average number of equity shares outstanding during the period for assumed conversion of all dilutive potential equity shares. Employee share options are dilutive potential equity shares for the Company.

The calculation is performed in respect of share options to determine the number of shares that could have been acquired at fair value (determined as the average market price of the Company’s shares during the period). The number of shares calculated as above is compared with the number of shares that would have been issued assuming the exercise of the share options.

	Three months ended March 31,				Year ended March 31,
	2022		2023		2022		2023
Profit attributable to equity holders of the Company	₹	30,873	₹	30,745	₹	122,191	₹	113,500
Weighted average number of equity shares outstanding		5,470,020,412		5,481,366,536		5,466,705,840		5,477,466,573
Effect of dilutive equivalent share options		16,935,317		8,512,149		15,377,598		11,524,602

Weighted average number of equity shares for diluted earnings per share		5,486,955,729		5,489,878,685		5,482,083,438		5,488,991,175

Diluted earnings per share	₹	5.63	₹	5.60	₹	22.29	₹	20.68

25. Employee compensation

	Three months ended March 31,				Year ended March 31,
	2022		2023		2022		2023
Salaries and bonus	₹	115,083	₹	134,296	₹	429,837	₹	516,063
Employee benefits plans		4,489		3,483		16,074		17,623
Share-based compensation*		1,730		297		4,164		3,958

	₹	121,302	₹	138,076	₹	450,075	₹	537,644

*	Includes ₹ 54 and ₹ (11) for the year ended March 31, 2022, and 2023 respectively, towards cash settled ADS RSUs.

The employee benefit cost is recognized in the following line items in the interim condensed consolidated statement of income:

	Three months ended March 31,				Year ended March 31,
	2022		2023		2022		2023
Cost of revenues	₹	103,327	₹	116,298	₹	382,446	₹	456,759
Selling and marketing expenses		10,798		12,033		41,339		46,840
General and administrative expenses		7,177		9,745		26,290		34,045

	₹	121,302	₹	138,076	₹	450,075	₹	537,644

The Company has granted 249,960 and 2,756,820 options under RSU option plan during the three months and year ended March 31, 2023 (47,633 and 1,364,532 for the three months and year ended March 31, 2022); 563,890 and 8,440,980 options under ADS option plan during the three months and year ended March 31, 2023 (3,879,089 and 7,528,480 for the three months and year ended March 31, 2022).

The Company has also granted Nil Performance based stock options (RSU) during the three months and year ended March 31, 2023, respectively (1,776 and 1,135,949 for the three months and year ended March 31, 2022); Nil Performance based stock options (ADS) during the three and year ended March 31, 2023, respectively (820,217 and 2,941,546 for three months and year ended March 31, 2022).

The RSU grants were issued under Wipro Employee Restricted Stock Unit plan 2007 (WSRUP 2007 plan) and the ADS grants were issued under Wipro ADS Restricted Stock Unit Plan (WARSUP 2004 plan).

26. Other operating income

During the year ended March 31, 2022, as a result of acquisition by another investor, the Company sold its investment in Ensono Holdings, LLC for a consideration of ₹ 5,628 and recognized a cumulative gain of ₹ 1,252 (net of tax ₹ 430) in other comprehensive income being profit on sale of investment designated as FVTOCI. The Company also recognized ₹ 1,233 for the year ended March 31, 2022 under other operating income, net towards change in fair value of callable units pertaining to achievement of cumulative business targets.

During the year ended March 31, 2022, as a result of acquisition of by another investor, the Company sold its investment in Denim Group, Ltd. and Denim Group Management, LLC (“Denim Group”), accounted for using the equity method, for a consideration of ₹ 1,652 and recognized a cumulative gain of ₹ 953 in other operating income, net including reclassification of exchange differences on foreign currency translation.

27. Commitments and contingencies

Capital commitments: As at March 31, 2022 and 2023 the Company had committed to spend ₹ 11,376 and ₹ 7,675 respectively, under agreements to purchase/ construct property and equipment. These amounts are net of capital advances paid in respect of these purchases.

Guarantees: As at March 31, 2022 and 2023, guarantees provided by banks on behalf of the Company to the Indian Government, customers and certain other agencies aggregate to ₹ 17,094 and ₹ 16,076 respectively, as part of the bank line of credit.

Contingencies and lawsuits: The Company is subject to legal proceedings and claims resulting from tax assessment orders/ penalty notices issued under the Income Tax Act, 1961, which have arisen in the ordinary course of its business. Some of the claims involve complex issues and it is not possible to make a reasonable estimate of the expected financial effect, if any, that will result from ultimate resolution of such proceedings. However, the resolution of these legal proceedings is not likely to have a material and adverse effect on the results of operations or the financial position of the Company.

The Company’s assessments are completed for the years up to March 31, 2019. The Company has received demands on multiple tax issues. These claims are primarily arising out of denial of deduction under section 10A of the Income Tax Act, 1961 in respect of profit earned by the Company’s undertaking in Software Technology Park at Bengaluru, the appeals filed against the said demand before the Appellate authorities have been allowed in favor of the Company by the second appellate authority for the years up to March 31, 2008 which either has been or may be contested by the Income tax authorities before the Hon’ble Supreme Court of India. Other claims relate to disallowance of tax benefits on profits earned from Software Technology Park and Special Economic Zone units, capitalization of research and development expenses, transfer pricing adjustments on intercompany / inter unit transactions and other issues.

Income tax claims against the Company amounting to ₹ 92,476 and ₹ 91,465 are not acknowledged as debt as at March 31, 2022 and 2023, respectively. These matters are pending before various Appellate Authorities and the management expects its position will likely be upheld on ultimate resolution and will not have a material adverse effect on the Company’s financial position and results of operations.

The contingent liability in respect of disputed demands for excise duty, custom duty, sales tax and other matters amounting to ₹ 12,092 and ₹ 15,240 as of March 31, 2022, and 2023, respectively. However, the resolution of these disputed demands is not likely to have a material and adverse effect on the results of operations or the financial position of the Company.

The Hon’ble Supreme Court of India, through a ruling in February 2019, provided interpretation on the components of Salary on which the Company and its employees are to contribute towards Provident Fund under the Employee’s Provident Fund Act. Based on the current evaluation, the Company believes it is not probable that certain components of Salary paid by the Company will be subject to contribution towards Provident Fund due to the Hon’ble Supreme Court order. The Company will continue to monitor and evaluate its position based on future events and developments.

28. Segment information

The Company is organized into the following operating segments: IT Services, IT Products and India State Run Enterprise segment (“ISRE”).

IT Services: The IT Services segment primarily consists of IT services offerings to customers organized by four Strategic Market Units (“SMUs”) - Americas 1, Americas 2, Europe and Asia Pacific Middle East Africa (“APMEA”). Americas 1 and Americas 2 are primarily organized by industry sector, while Europe and APMEA are organized by countries.

Americas 1 includes the entire business of Latin America (“LATAM”) and the following industry sectors in the United States of America: healthcare and medical devices, consumer goods and life sciences, retail, transportation and services, communications, media and information services, technology products and platforms. Americas 2 includes the entire business in Canada and the following industry sectors in the United States of America: banking, financial services and insurance, manufacturing, hi-tech, energy and utilities. Europe consists of the United Kingdom and Ireland, Switzerland, Germany, Benelux, the Nordics and Southern Europe. APMEA consists of Australia and New Zealand, India, Middle East, South East Asia, Japan and Africa.

Revenue from each customer is attributed to the respective SMUs based on the location of the customer’s primary buying center of such services. With respect to certain strategic global customers, revenue may be generated from multiple countries based on such customer’s buying centers, but the total revenue related to these strategic global customers are attributed to a single SMU based on the geographical location of key decision makers.

Our IT Services segment provides a range of IT and IT enabled services which include digital strategy advisory, customer centric design, technology consulting, IT consulting, custom application design, development, re-engineering and maintenance, systems integration, package implementation, cloud and infrastructure services, business process services, cloud, mobility and analytics services, research and development and hardware and software design.

IT Products: The Company is a value-added reseller of security, packaged and SaaS software for leading international brands. In certain total outsourcing contracts of the IT Services segment, the Company delivers hardware, software products and other related deliverables. Revenue relating to these items is reported as revenue from the sale of IT Products.

ISRE: This segment consists of IT Services offerings to entities and/or departments owned or controlled by Government of India and/or any State Governments.

The Chairman of the Company has been identified as the Chief Operating Decision Maker (“CODM”) as defined by IFRS 8, “Operating Segments”. The Chairman of the Company evaluates the segments based on their revenue growth and operating income.

Assets and liabilities used in the Company’s business are not identified to any of the operating segments, as these are used interchangeably between segments. Management believes that it is currently not practicable to provide segment disclosures relating to total assets and liabilities since a meaningful segregation of the available data is onerous.

Information on reportable segments for the three months ended March 31, 2022, is as follows:

	IT Services										IT Products		ISRE		Reconciling Items		Total
	Americas 1		Americas 2		Europe		APMEA		Total
Revenue	₹	58,342	₹	63,963	₹	60,743	₹	23,560	₹	206,608	₹	1,201	₹	1,868	₹	(2)	₹	209,675
Other operating income		—		—		—		—		7		—		—		—		7
Segment Result		11,530		12,150		9,056		1,946		34,682		(22)		171		(88)		34,743
Unallocated										361		—		—		—		361

Segment Result Total									₹	35,050	₹	(22)	₹	171	₹	(88)	₹	35,111
Finance expenses																		(1,717)
Finance and other income																		3,946
Share of net profit/(loss) of associates accounted for using the equity method																		(16)

Profit before tax																	₹	37,324
Income tax expense																		(6,399)

Profit for the period																	₹	30,925

Depreciation, amortization and impairment																	₹	7,345

Information on reportable segments for the three months ended March 31, 2023, is as follows:

	IT Services										IT Products		ISRE		Reconciling Items		Total
	Americas 1		Americas 2		Europe		APMEA		Total
Revenue	₹	66,430	₹	70,563	₹	67,562	₹	25,889	₹	230,444	₹	1,131	₹	1,318	₹	—	₹	232,893
Other operating income		—		—		—		—		—		—		—		—		—
Segment Result		12,890		15,118		10,314		2,671		40,993		(59)		20		(30)		40,924
Unallocated										(3,347)		—		—		—		(3,347)

Segment Result Total									₹	37,646	₹	(59)	₹	20	₹	(30)	₹	37,577
Finance expenses																		(2,860)
Finance and other income																		5,463
Share of net profit/(loss) of associates accounted for using the equity method																		4

Profit before tax																	₹	40,184
Income tax expense																		(9,249)

Profit for the period																	₹	30,935

Depreciation, amortization and impairment																	₹	8,466

Information on reportable segments for the year ended March 31, 2022, is as follows:

	IT Services										IT Products		ISRE		Reconciling Items		Total
	Americas 1		Americas 2		Europe		APMEA		Total
Revenue	₹	217,874	₹	239,404	₹	233,443	₹	91,103	₹	781,824	₹	6,173	₹	7,295	₹	(3)	₹	795,289
Other operating income		—		—		—		—		2,186		—		—		—		2,186
Segment Result		42,820		47,376		35,739		10,523		136,458		115		1,173		(80)		137,666
Unallocated										434		—		—		—		434

Segment Result Total									₹	139,078	₹	115	₹	1,173	₹	(80)	₹	140,286
Finance expense																		(5,325)
Finance and other income																		16,257
Share of net profit/(loss) of associates accounted for using the equity method																		57

Profit before tax																	₹	151,275
Income tax expense																		(28,946)

Profit for the year																	₹	122,329

Depreciation, amortization and impairment																	₹	30,911

Information on reportable segments for the year ended March 31, 2023, is as follows:

	IT Services										IT Products		ISRE		Reconciling Items		Total
	Americas 1		Americas 2		Europe		APMEA		Total
Revenue	₹	261,270	₹	278,374	₹	256,845	₹	100,989	₹	897,478	₹	6,047	₹	5,823	₹	—	₹	909,348
Other operating income		—		—		—		—		—		—		—		—		—
Segment Result		49,264		56,567		35,048		8,945		149,824		(176)		441		(1,442)		148,647
Unallocated										(9,041)		—		—		—		(9,041)

Segment Result Total									₹	140,783	₹	(176)	₹	441	₹	(1,442)	₹	139,606
Finance expense																		(10,077)
Finance and other income																		18,185
Share of net profit/(loss) of associates accounted for using the equity method																		(57)

Profit before tax																	₹	147,657
Income tax expense																		(33,992)

Profit for the year																	₹	113,665

Depreciation, amortization and impairment																	₹	33,402

Revenues from India, being Company’s country of domicile, is ₹ 6,796 and ₹ 6,179 for the three months ended March 31, 2022, and 2023, respectively and ₹ 25,939 and ₹ 25,115 for the year ended March 31, 2022, and 2023, respectively.

Revenues from United States of America and United Kingdom contributed more than 10% of Company’s total revenues as per table below:

	Three months ended March 31,				Year ended March 31,
	2022		2023		2022		2023
United States of America	₹	114,641	₹	128,243	₹	427,021	₹	506,690
United Kingdom		26,923		29,386		101,437	₹	113,023

	₹	141,564	₹	157,629	₹	528,458	₹	619,713

No customer individually accounted for more than 10% of the revenues during the three months and year ended March 31, 2022, and 2023.

Management believes that it is currently not practicable to provide disclosure of geographical location wise assets, since the meaningful segregation of the available information is onerous.

Notes:

a)	“Reconciling items” includes elimination of inter-segment transactions and other corporate activities.

b)	Revenue from sale of Company owned intellectual properties is reported as part of IT Services revenues.

c)

For the purpose of segment reporting, the Company has included the impact of foreign exchange gains/(losses), net in revenues (which is reported as a part of operating profit in the interim condensed consolidated statement of income).

d)

Other operating income of ₹ 7 and ₹ Nil is included as part of IT Services segment results for three months ended March 31, 2022 and 2023 respectively and ₹ 2,186 and ₹ Nil is included as part of IT Services segment results for the year ended March 31, 2022 and 2023 respectively. (Refer to Note 26)

e)

Restructuring cost of ₹ Nil and ₹ (34) is included under Reconciling items for the three months ended March 31, 2022 and 2023 respectively and ₹ Nil and ₹ 1,355 for the year ended March 31, 2022 and 2023 respectively.

f)

Segment results of IT Services segment are after recognition of share-based compensation expense ₹ 1,730 and ₹ 297 for the three months ended March 31, 2022 and 2023, respectively and ₹ 4,164 and ₹ 3,958 for the year ended March 31, 2022 and 2023 respectively.

29. List of subsidiaries and investments accounted for using equity method as at March 31, 2023 is provided below:

Subsidiaries	Subsidiaries	Subsidiaries	Country of Incorporation
Attune Consulting India Private Limited			India
Capco Technologies Private Limited			India
Encore Theme Technologies Private Limited			India
Wipro Chengdu Limited			China
Wipro Holdings (UK) Limited			UK
	Designit A/S		Denmark
		Designit Denmark A/S	Denmark
		Designit Germany GmbH	Germany
		Designit Oslo A/S	Norway
		Designit Spain Digital, S.L.U	Spain
		Designit Sweden AB	Sweden
		Designit T.L.V Ltd.	Israel
	Wipro 4C NV		Belgium
		Wipro 4C Consulting France SAS	France
		Wipro 4C Danmark ApS	Denmark
		Wipro 4C Nederland B.V	Netherlands
		Wipro Weare4C UK Limited (1)	UK
	Wipro Bahrain Limited Co. W.L.L		Bahrain
	Wipro Financial Outsourcing Services Limited (Formerly known as Wipro Europe Limited)		UK
		Wipro UK Limited	UK
	Wipro Financial Services UK Limited		UK
	Wipro Gulf LLC		Sultanate of Oman
	Wipro IT Services S.R.L.		Romania
Wipro HR Services India Private Limited			India

Wipro IT Services Bangladesh Limited			Bangladesh

Wipro IT Services UK Societas			UK
	Grove Holdings 2 S.á.r.l		Luxembourg
		Capco Solution Services Gmbh	Germany
		The Capital Markets Company Italy Srl	Italy
		Capco Brasil Serviços E Consultoria Em Informática Ltda	Brazil
		The Capital Markets Company BV (1)	Belgium
	PT. WT Indonesia		Indonesia
	Rainbow Software LLC		Iraq
	Wipro Arabia Limited (2)		Saudi Arabia
		Women’s Business Park Technologies Limited (2)	Saudi Arabia
	Wipro Doha LLC		Qatar
	Wipro Holdings Hungary Korlátolt Felelősségű Társaság		Hungary
		Wipro Holdings Investment Korlátolt Felelősségű Társaság	Hungary
	Wipro Information Technology Egypt SAE		Egypt
	Wipro Information Technology Netherlands BV.		Netherlands
		Wipro do Brasil Technologia Ltda (1)	Brazil
		Wipro Information Technology Kazakhstan LLP	Kazakhstan
		Wipro Outsourcing Services (Ireland) Limited	Ireland
		Wipro Portugal S.A. (1)	Portugal
		Wipro Solutions Canada Limited	Canada
		Wipro Technologies Limited	Russia
		Wipro Technologies Peru SAC	Peru
		Wipro Technologies W.T. Sociedad Anonima	Costa Rica
		Wipro Technology Chile SPA	Chile
	Wipro IT Service Ukraine, LLC		Ukraine
	Wipro IT Services Poland SP Z.O.O		Poland
	Wipro Technologies Australia Pty Ltd		Australia
		Wipro Ampion Holdings Pty Ltd (1) (Formerly known as Ampion Holdings Pty Ltd)	Australia
	Wipro Technologies SA		Argentina
	Wipro Technologies SA DE CV		Mexico
	Wipro Technologies South Africa (Proprietary) Limited		South Africa
		Wipro Technologies Nigeria Limited	Nigeria
	Wipro Technologies SRL		Romania
	Wipro (Thailand) Co. Limited		Thailand

Wipro Japan KK			Japan
	Designit Tokyo Co., Ltd.		Japan

Wipro Networks Pte Limited			Singapore
	Wipro (Dalian) Limited		China
	Wipro Technologies SDN BHD		Malaysia

Wipro Overseas IT Services Private Limited			India
Wipro Philippines, Inc.			Philippines
Wipro Shanghai Limited			China
Wipro Trademarks Holding Limited			India
Wipro Travel Services Limited			India
Wipro VLSI Design Services India Private Limited			India

Wipro, LLC			USA
	Wipro Gallagher Solutions, LLC		USA
	Wipro Insurance Solutions, LLC		USA
	Wipro IT Services, LLC		USA
		Cardinal US Holdings, Inc.(1)	USA
		Convergence Acceleration Solutions, LLC	USA
		Designit North America, Inc.	USA
		Edgile, LLC	USA
		HealthPlan Services, Inc. (1)	USA
		Infocrossing, LLC	USA
		International TechneGroup Incorporated (1)	USA
		LeanSwift Solutions, Inc.(1)	USA
		Rizing Intermediate Holdings, Inc. (1)	USA
		Wipro Appirio, Inc. (1)	USA
		Wipro Designit Services, Inc. (1)	USA
		Wipro VLSI Design Services, LLC	USA

The Company controls ‘The Wipro SA Broad Based Ownership Scheme Trust’, ‘Wipro SA Broad Based Ownership Scheme SPV (RF) (PTY) LTD’ incorporated in South Africa and Wipro Foundation in India.

(2)

All the above direct subsidiaries are 100% held by the Company except that the Company holds 66.67% of the equity securities of Wipro Arabia Limited and 55% of the equity securities of Women’s Business Park Technologies Limited are held by Wipro Arabia Limited.

(1)

Step Subsidiary details of Cardinal US Holdings, Inc., HealthPlan Services, Inc., International TechneGroup Incorporated, LeanSwift Solutions, Inc., Rizing Intermediate Holdings, Inc., The Capital Markets Company BV, Wipro Ampion Holdings Pty Ltd, Wipro Appirio, Inc., Wipro Designit Services, Inc., Wipro do Brasil Technologia Ltda, Wipro Portugal S.A. and Wipro Weare4C UK Limited are as follows:

Subsidiaries	Subsidiaries	Subsidiaries	Country of Incorporation
Cardinal US Holdings, Inc.			USA
	ATOM Solutions LLC		USA
	Capco Consulting Services LLC		USA
	Capco RISC Consulting LLC		USA
	The Capital Markets Company LLC		USA

HealthPlan Services, Inc.			USA
	HealthPlan Services Insurance Agency, LLC		USA

International TechneGroup Incorporated			USA
	International TechneGroup Ltd.		UK
	ITI Proficiency Ltd		Israel
	MechWorks S.R.L.		Italy

LeanSwift Solutions, Inc.			USA
	LeanSwift AB		Sweden
	LeanSwift Solutions, LLC		USA

Rizing Intermediate Holdings, Inc.			USA
	Rizing Lanka (Pvt) Ltd (Formerly known as Attune Lanka (Pvt) Ltd)		Sri Lanka
		Attune Netherlands B.V. (3)	Netherlands
	Rizing Solutions Canada Inc.		Canada
	Rizing LLC		USA
		Aasonn Philippines Inc.	Philippines
		Rizing B.V.	Netherlands
		Rizing Consulting Ireland Limited	Ireland
		Rizing Consulting Pty Ltd.	Australia
		Rizing Geospatial LLC	USA
		Rizing GmbH	Germany
		Rizing Limited	UK
		Rizing Middle East DMCC	United Arab Emirates
		Rizing Pte Ltd. (3)	Singapore
		Vesta Middle East FZE	United Arab Emirates

The Capital Markets Company BV			Belgium
	CapAfric Consulting (Pty) Ltd		South Africa
	Capco Belgium BV		Belgium
	Capco Consultancy (Malaysia) Sdn. Bhd		Malaysia
	Capco Consultancy (Thailand) Ltd		Thailand
	Capco Consulting Singapore Pte. Ltd		Singapore
	Capco Greece Single Member P.C		Greece
	Capco Poland sp. z.o.o		Poland
	The Capital Markets Company (UK) Ltd		UK
		Capco (UK) 1, Limited	UK
	The Capital Markets Company BV		Netherlands
	The Capital Markets Company GmbH		Germany
		Capco Austria GmbH	Austria
	The Capital Markets Company Limited		Hong Kong
		Capco Consulting Services (Guangzhou) Company Limited	China
	The Capital Markets Company Limited		Canada
	The Capital Markets Company S.á.r.l		Switzerland
		Andrion AG	Switzerland
	The Capital Markets Company S.A.S		France
	The Capital Markets Company s.r.o		Slovakia

Wipro Ampion Holdings Pty Ltd (Formerly known as Ampion Holdings Pty Ltd)			Australia
	Wipro Ampion Pty Ltd (Formerly known as Ampion Pty Ltd)		Australia
		Wipro Iris Holdco Pty Ltd (3) (Formerly known as Iris Holdco Pty Ltd)	Australia
	Wipro Revolution IT Pty Ltd (Formerly known as Revolution IT Pty Ltd)		Australia
	Crowdsprint Pty Ltd		Australia
	Wipro Shelde Australia Pty Ltd (Formerly known as Shelde Pty Ltd)		Australia

Wipro Appirio, Inc.			USA
	Wipro Appirio (Ireland) Limited		Ireland
		Wipro Appirio UK Limited	UK
	Wipro Appirio, K.K.		Japan
	Topcoder, LLC.		USA

Wipro Designit Services, Inc.			USA
	Wipro Designit Services Limited		Ireland

Wipro do Brasil Technologia Ltda			Brazil
	Wipro do Brasil Servicos Ltda		Brazil
	Wipro Do Brasil Sistemetas De Informatica Ltd		Brazil

Wipro Portugal S.A.			Portugal
	Wipro Technologies GmbH		Germany
		Wipro Business Solutions GmbH (3)	Germany
		Wipro IT Services Austria GmbH	Austria

Wipro Weare4C UK Limited			UK
	CloudSocius DMCC		United Arab Emirates

(3)	Step Subsidiary details of Attune Netherlands B.V., Rizing Pte Ltd., Wipro Business Solutions GmbH and Wipro Iris Holdco Pty Ltd are as follows:

Subsidiaries	Subsidiaries	Subsidiaries	Country of Incorporation
Attune Netherlands B.V.			Netherlands
	Attune Australia Pty Ltd		Australia
	Rizing Consulting USA, Inc. (Formerly known as Attune Consulting USA, Inc.)		USA

	Rizing Germany GmbH (Formerly known as Attune Germany GmbH)		Germany
	Attune Italia S.R.L		Italy
	Rizing Management LLC (Formerly known as Attune Management LLC)		USA
	Attune UK Ltd.		UK

Rizing Pte Ltd.			Singapore
	Rizing New Zealand Ltd.		New Zealand
	Rizing Philippines Inc.		Philippines
	Rizing SDN BHD		Malaysia
	Rizing Solutions Pty Ltd		Australia
	Synchrony Global SDN BHD		Malaysia

Wipro Business Solutions GmbH			Germany
	Wipro Technology Solutions S.R.L		Romania

Wipro Iris Holdco Pty Ltd (Formerly known as Iris Holdco Pty Ltd)			Australia
	Wipro Iris Bidco Pty Ltd (Formerly known as Iris Bidco Pty Ltd)		Australia

As at March 31, 2023, the Company held 43.7% interest in Drivestream Inc., accounted for using the equity method.

The list of controlled trusts and firms are:

Name of the entity	Country of incorporation
Wipro Equity Reward Trust	India
Wipro Foundation	India

30.

The Indian Parliament has approved the Code on Social Security, 2020 which would impact the contributions by the Company towards Provident Fund and Gratuity. The Ministry of Labour and Employment has released draft rules for the Code on Social Security, 2020 on November 13, 2020, and has invited suggestions from stake holders which are under active consideration by the Ministry. Based on an initial assessment by the Company and its Indian subsidiaries, the additional impact on Provident Fund contributions by the Company and its Indian subsidiaries is not expected to be material, whereas, the likely additional impact on Gratuity liability / contributions by the Company and its Indian subsidiaries could be material. The Company and its Indian subsidiaries will complete their evaluation once the subject rules are notified and will give appropriate impact in the financial statements in the period in which, the Code becomes effective and the related rules to determine the financial impact are published.

31.	On December 21, 2022, the Company sold 100% membership interests in Wipro Opus Risk Solutions LLC for a cash consideration of ₹ 52 and recognized a loss of ₹ 6 on disposal.

32.	Events after the reporting period

On April 27, 2023, the Board of Directors approved buyback of equity shares, subject to the approval of shareholders, for purchase by the Company of up to 269,662,921 equity shares of ₹ 2 each (being 4.91% of total number of equity shares) from the shareholders of the Company on a proportionate basis by way of a tender offer at a price of ₹ 445 per equity share for an aggregate amount not exceeding ₹ 120,000, in accordance with the provisions contained in the Securities and Exchange Board of India (Buy-back of Securities) Regulations, 2018 and the Companies Act, 2013 and rules made thereunder.

As per our report of even date attached	For and on behalf of the Board of Directors

for Deloitte Haskins & Sells LLP	Rishad A. Premji	Deepak M. Satwalekar	Thierry Delaporte
Chartered Accountants	Chairman	Director	Chief Executive Officer and
Firm Registration No: 117366W/W - 100018			Managing Director

Anand Subramanian	Jatin Pravinchandra Dalal		M. Sanaulla Khan
Partner	Chief Financial Officer		Company Secretary
Membership No. 110815

Bengaluru
April 27, 2023